EXHIBIT 12.1

MabVax Therapeutics Holdings, Inc.

Computation of Ratio of Loss to Fixed Charges (Unaudited)

(In Thousands)

	Inception (May 6, 2006) to December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Fixed charges
Interest expense	$3	$33	$2	$	**
Total fixed charges	$3	$33	$2	$	**
Loss
Loss from continuing operations before interest income and income taxes	$(6,216)	$(2,999)	$(4,043)		$(3,099)
Fixed charges per above	3	33	3		**
Total loss	$(6,219)	$(3,032)	$(4,046)		$(3,099)
Ratio of earnings to fixed charges	*	*	*		*

*	Losses for the six months ended June 30, 2014, the years ended December 31, 2012 and 2013, and for inception (May 6, 2006) to December 31, 2011 were unable to cover fixed charges.
**	Interest expense was less than $500.